April 14, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (864) 239-5824

Mr. Stephen Waters
Vice President
NPI Equity Investments, Inc.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

Re:	National Property Investors III, 4, 5 and 6
	Forms 10-KSB for the year ended December 31, 2004
	File Nos. 0-09567, 0-10412, 0-11095, 0-11864

Dear Mr. Waters:

      We have completed our review of your Forms 10-KSB and do not, at this time, have any further comments.


							Sincerely,



Steven Jacobs
							Accounting Branch Chief

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Hewitt Associates, Inc.
December 28, 2004
Page 2